SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/19/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
443,022

8. SHARED VOTING POWER
209,176

9. SOLE DISPOSITIVE POWER
652,198
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
652,198

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.82%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Korea Equity Fund Inc.("KEF" or the "Issuer").
The principal executive offices of NNA are located at

2 World Financial Center
Building B 22nd Floor
New York, NY 10038-4936


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested it. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Secretary's October 17, 2007 order in the Massachusetts Superior Court. On February 12, 2009, the Massachusetts Superior Court upheld the Secretary's October 17, 2007 order. The Bulldog Parties further appealed the ruling of the Massachusetts Superior Court to Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court, the state's highest court, unilaterally transferred the case from the Massachusetts Appeals Court to the Supreme Judicial Court, which will decide the appeal.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
April 16, 2010, an affiliate of the filing persons sent the letter included in Exhibit A to the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on January 7, 2010 there were 11,212,000 shares of common stock outstanding as of 10/31/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 652,198 shares of KEF or 5.82% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of KEF were purchased:

Date:		        Shares:		Price:
02/23/10		900		8.7500
02/24/10		40,650		8.8482
02/26/10		34,000		8.6899
03/01/10		38,300		8.7938
03/02/10		600		8.8800
03/03/10		54,670		9.0199
03/04/10		39,400		8.9807
03/12/10		4,970		9.3396
03/19/10		10,000		9.3200
03/24/10		1,200		9.3300
03/26/10		20,000		9.3388
03/31/10		3,800		9.3900
04/01/10		1,700		9.6500
04/19/10		20,000		9.6956
04/20/10		600		9.8400
04/21/10		42,000		9.9800
04/26/10		10,920 		10.0851
04/27/10		25,000		9.9051
04/28/10		8,102		9.9299




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 04/29/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A:

Opportunity Partners L.P.
60 Heritage Drive,
Pleasantville, NY 10570
914-747-5262 // pgoldstein@bulldoginvestors.com

April 16, 2010

Korea Equity Fund, Inc.
Two World Financial Center\
Building B, 22nd Floor
New York, New York 10281-1712

Attention: Neil A. Daniele, Secretary

Dear Mr. Danielle:

Opportunity Partners is a registered holder of 100 shares of Korea Equity Fund, Inc. (the "Fund") and beneficially owns an additional 132,343 shares. Inclusive of the foregoing, affiliates of Opportunity Partners beneficially own in aggregate 545,576 common shares, all of which were acquired since August 28, 2009.

The Fund has announced that it "may, from time to time, take action to reduce or eliminate a market value discount from net asset value, either by repurchasing shares in the open market at prices below net asset value or by making a tender offer." To the best of our knowledge, none of these measures has ever been implemented. Since the Fund's shares continue to trade at a double-digit discount, we think it is time to afford stockholders an opportunity to realize net asset value. To that end, we intend to submit two proposals and to nominate one candidate for election as a director at the 2010 annual meeting of stockholders. We assume one director will be elected at the meeting. Please advise us if a different number of directors will be elected. Our proposals are as follows:

1.	The management agreement between the Fund and Nomura Asset Management
        U.S.A. Inc. is hereby terminated as soon as possible.

2.	The shareholders request that the board of directors authorize a self-tender offer for all outstanding common shares of the Fund at net asset value (NAV). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Fund should be liquidated or merged into an open-end mutual fund.

Our nominee is Phillip Goldstein (born 1945); Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663. Since 1992, Mr. Goldstein has been an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of private funds. He is a director of the following closed-end funds: Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001, ASA Ltd since 2008, and Special Opportunities Fund (f/k/a Insured Municipal Income Fund) since 2009.
Since 2009, he has been a principal of Brooklyn Capital Management, the current investment adviser to Special Opportunities Fund. Mr. Goldstein and his wife jointly own 5,000 shares of the Fund in street name.

The above nominee has consented to being named in the proxy statement and to serve as a director of the Fund if elected. There are no arrangements or understandings between Opportunity Partners and our nominee nor do we know of any material conflicts of interest that would prevent him from acting in the best interest of the Fund. We do not know of any other stockholder supporting the above proposals or nomination.

Please notify us immediately if you need any further information. Finally, please feel free to contact us if you would like to discuss actions the board might take to avoid a proxy contest. Thank you.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner